Exhibit 99.1

“Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering”

City of Buenos Aires

May 17, 2012

Comisión Nacional de Valores (National Securities Commission)

Ref.:   Grupo Financiero Galicia S.A. - Notice of payment

corresponding to Class II (Series II) Notes

It is hereby notified that Grupo Financiero Galicia S.A. shall proceed to make the fourth payment and full repayment of the principal amount corresponding to Class II (Series II) Notes issued under the Global Program for the Issuance of Short-, Mid- and/or Long Term Notes for a maximum outstanding face value of up to US$60,000,000 (or the equivalent thereof in other currencies) and under the following terms and conditions:

Location of Payment: One Wall Street, New York, NY 10286, United States of America

Paying Agent: The Bank of New York Mellon

Initial Payment Date: May 29, 2012

Item: Payment of interest corresponding to the period beginning on November 30, 2011 and ending on May 28, 2012.

Applicable Interest Rate: Class II (Series II) Notes accruing 8% interest.

Interest and Principal Amounts: The applicable interest rate for the abovementioned period is 3.96712329% and the amount of interest payable is Ps. 719,766.72. The principal payment amounts to Ps. 18,143,291.

ISIN N°: XS0511059155

Common Code: N° 51105915.

Terms with capital letters which are not defined herein shall have the meaning ascribed in the Price Supplement dated as of May 7, 2010.

Yours faithfully,

Grupo Financiero Galicia S.A.

Jose Luis Gentile

Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183 www.gfgsa.com

“Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering”

City of Buenos Aires

May 17, 2012

Comisión Nacional de Valores (National Securities Commission)

Ref.:  Grupo Financiero Galicia S.A. - Notice of payment

corresponding to Class II (Series III) Notes

It is hereby notified that Grupo Financiero Galicia S.A. shall proceed to make the fourth payment corresponding to Class II (Series III) Notes issued under the Global Program for the Issuance of Short-, Mid- and/or Long Term Notes for a maximum outstanding face value of up to US$60,000,000 (or the equivalent thereof in other currencies) and under the following terms and conditions:

Location of Payment: One Wall Street, New York, NY 10286, United States of America

Paying Agent: The Bank of New York Mellon

Initial Payment Date: May 29, 2012

Item: Payment of interest corresponding to the period beginning on November 30, 2011 and ending on May 27, 2012.

Applicable Interest Rate: Class II (Series III) Notes accruing 9% interest.

Amount of interests: The applicable interest rate for the abovementioned period is 4.43835616% and the amount of interest payable is Ps. 1,191,996.40.

ISIN N°: XS0511059312

Common Code: N° 51105931

Terms with capital letters which are not defined herein shall have the meaning ascribed in the Price Supplement dated as of May 7, 2010.

Yours faithfully,

Grupo Financiero Galicia S.A.

Jose Luis Gentile

Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183 www.gfgsa.com